

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2021

Zhengyu Wang
Chief Executive Officer, Chairman, and Director
CN Energy Group, Inc.
FPI Center, Room A-901, No. 459 Qianmo Road
Binjiang District, Hangzhou City, Zhejiang Province
PRC

>   **Re: CN Energy Group, Inc.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed January 15, 2021**
>   **File No. 333-239659**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 2 to Registration Statement on Form F-1

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18 – Stockholders' equity
Issuance of the Convertible Preferred Shares, page F-27

1.   Please revise your note to disclose how you evaluated your preferred shares to determine whether they contain a beneficial conversion feature, and if so, how you account for this feature.

Exhibits

2.   Please file a revised Exhibit 5.1 that opines as to the underwriter's warrants and the shares underlying the underwriter's warrants. For guidance, refer to Section II.B.1. of Staff Legal Bulletin No. 19.

3.   In addition, the Exhibit 5.1 legal opinion should not assume conclusions of law or material facts that are necessary for the ultimate opinion. Please file a revised Exhibit 5.1 legal opinion that does not include the assumptions set forth in paragraphs 5, 7, 8, 9, 11 and 12 of Schedule 2. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

        You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Ying Li